
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 8, 2009

Mr. James R. Anderson
Chief Financial Officer
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2;

> **Re: Denison Mines Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **Response Letter Dated November 9, 2009**
> **File No. 1-33414**

Dear Mr. Anderson:

    We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director